Exhibit 12.1

Ratio of Earnings to Fixed Charges

Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended
	January 2	December 27
	2016	2014
	(in thousands)
Earnings:

Income from continuing operations before tax	374,714	388,401
Add fixed charges	59,922	64,749

Total Earnings	434,636	453,150

Fixed charges:

Interest on indebtedness including amortization of debt expense	46,025	48,066
Interest component of rent expense	13,897	16,683

Total fixed charges	59,922	64,749

Ratio of Earnings to Fixed Charges	7.3	7.0